

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 1, 2006

<u>Via U.S. Mail and Fax (865) 437-2620</u>
Michael C. Crabtree
President and Chief Financial Officer
IdleAire Technologies Corporation
410 N. Cedar Bluff Road, Suite 200
Knoxville, TN 37923

> **RE: IdleAire Technologies Corporation**
> **Form 10-SB for the fiscal year ended December 31, 2005**
> **Filed May 2, 2006**
>
> **File No. 0-51966**

Dear Mr. Crabtree:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think that you should amend your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

General

1. Please note that the Form 10-SB as filed on EDGAR reflects an EDGAR "tag" as a filing made on Form 10 rather than Form 10-SB. Please revise the "tag" on the amended filing to reflect filing on Form 10-SB.

2. Comments, if any, regarding your confidential treatment requests will be provided by separate letter. To the extent not afforded confidential treatment, the material terms of these material agreements must be adequately disclosed and discussed in the Business and MD&A sections of the Form 10-SB.

3. We note your assertions throughout your document concerning your potential market and industry. Please provide us with marked copies of your materials and internal studies that support your assertions, clearly cross-referencing an assertion with the underlying factual support. Confirm for us that these documents are publicly available.

Item 1. Description of Business, Part I pages 2-9

4. Expand the disclosure to discuss the material terms and conditions of the DOT and other grants.

5. Expand to discuss the material terms of your material supply agreements referenced on pages 17-18 of your certified financial statements.

6. Further expand this section to briefly describe the material terms of your long-term agreements with travel center operators (e.g. the term of each agreement) referenced under Strong Relationship with Travel Center Operators, page 3.

Forward-Looking Statements, Part I page 9

7. Please revise to delete your references to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 as the safe harbor provision is not available to new registrants.

Item 2. Management's Discussion and Analysis, Part I pages 9-16

Overview, page 9

8. Disclose the estimated cost of installation of your ATE system at a travel center.

9. Discuss how you charge for your services (hourly fee v. flat fee) and the prices charged for your services.

10. Provide more detail as to your nationwide rollout of your ATE systems, including the significant steps necessary to achieve those plans and the time period contemplated.

11. If possible, provide more guidance as to when the company expects operating revenues to outgrow your operating expenses.

Liquidity and Capital Resources, pages 13-14

12. Provide a more detailed description of the amounts and timing of the disbursements from your December 2005 discount note and warrant placement.

13. Expand your liquidity discussion to provide an analysis of your cash flows from operating activities. Identify the primary factors that affect the uncertainties or variabilities in your cash flows. For guidance please refer to Section IV.B of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in Release No FR-72 at http://www.sec.gov/rules/interp/33-8350.htm.

14. Discuss the estimated capital expenditures for both for the next 12 months and on a long-term basis that you will need to fund your nationwide rollout plan referred to at page 14.

Critical Accounting Estimates, page 15

15. The Commission's interpretive release on "Management's Discussion and Analysis of Financial Condition and Results of Operations" in December 2003 provides disclosure requirements for critical accounting estimates. Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Your current presentation only lists your significant accounting policies without providing any sensitivity analysis or other quantitative information as required per this release. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Item 4. Security Ownership, Part I pages 16-17

16. Identify the ultimate beneficial owners of each of the legal entities named as owners in the beneficial ownership table.

Item 5. Directors and Executive Officers, Part I pages 18-20

17. Clarify the period of time each of the named directors have been IdleAire directors.

Item 6. Executive Compensation, Part I pages 21-23

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values, page 22

18. In the absence of a public market for your securities, you should present the value of fiscal year-end options based upon the value used for accounting purposes to determine whether any compensation expense must be accrued with respect to a particular option.

Age of Financial Statements, Part F/S pages 2-7

19. Update the financial statements and other financial information in the document to include the interim period ended March 31, 2006. Refer to Item 310(g) of Regulation S-B.

Statements of Operations, Part F/S page 4

20. We note that you present depreciation and amortization as a separate line item in the statement of operations. It appears that this presentation may not comply with the guidance in SAB Topic 11:B if the line item labeled "site operations costs" excludes depreciation and amortization that is directly attributed to the generation of revenue. Describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

Include earnings per share data for each period presented or disclose the reasons for excluding this information since you are registering common stock and convertible preferred stock.

Note 2 – Significant Accounting Policies, Part F/S pages 8-13

21. Disclose your method of accounting for share-based payments to nonemployees such as the transactions disclosed in Notes 6 and 10 at pages 17 and 22.

Note 2 – Significant Accounting Policies

Recently Adopted Accounting Pronouncements, Part F/S page 13

22. Disclose the method you will use upon the adoption of SFAS 123R. Expand your disclosure
to explain why the impact of adopting the standard will depend on the levels of share-based
payments in the future.

* * * *

As appropriate, please amend your filing and respond to our comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or myself at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director